Sapiens Continues its Revenue Growth with an Increase of
21% Year over Year to Record Revenue of $31.5M for Q1 2013

REHOVOT, Israel, May 6, 2013 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of innovative software solutions for the financial services industry and a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), announces its financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights include:

•	Revenue increased 21% to $31.5 million, compared to $26.0 million in the first quarter of 2012.

•	Non-GAAP operating profit totaled $3.4 million, compared to $3.3 million in the first quarter of 2012.

•	Non-GAAP net income attributable to Sapiens' shareholders increased 5% to $3.4 million, compared to $3.2 million for the first quarter of 2012.

Balance Sheet and Cash Flow:

•	Cash and cash equivalents totaled $25.6 million, after distribution of dividend in the amount of $5.8 million in February 2013. The company maintains its strong balance sheet with no debt.

•	Total equity from total assets was 70%.

Roni Al-Dor, President and CEO of Sapiens, commented: “The first quarter was a strong start for Sapiens for the year 2013. We experience a growing demand for our solutions in our major markets and across all of our products: L&P, P&C, and Decision. The huge insurance market we operate in is actively looking for modern platforms to help carriers grow and better compete. Our business decision management solution is gaining traction with top-tier financial services, and we experienced growing interest in this market as well.”

Mr. Al-Dor continued: "We have made a strategic decision to increase our investments across our R&D, sales & marketing, and delivery. We believe that these investments will allow us to maintain our products’ excellence and further enrich their functionality; extend our market reach and visibility; and increase our delivery team to help meet the growing needs of our customers. In the short term, this will impact our gross and operating margins, but we believe it will also support our growth plans to become a market leader and achieve higher margins in the long term.”

Mr. Al-Dor concluded: "We reiterate our revenue guidance of $135 million for the year 2013."

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP revenue, Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income, Non-GAAP basic and diluted earnings per share.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens' financial condition and results of operations. The Company's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

U.S. Dollars in thousands, except per share amounts

	For the three months ended
U.S GAAP basis	3/31/2013	3/31/2012
	(unaudited)	(unaudited)
Revenues	$31,507	$25,983
Gross profit	12,144	10,826
Operating profit	2,580	2,441
Net income attributable to Sapiens' shareholders	2,633	2,389
Basic earnings per share	0.07	0.06
Diluted earning per share	0.06	0.06

Non-GAAP
Revenues	$31,507	$26,131
Gross profit	13,485	12,022
Operating profit	3,355	3,308
Net income attributable to Sapiens' shareholders	3,372	3,212
Basic earnings per share	0.09	0.08
Diluted earnings per share	0.08	0.08

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the financial services industry. We offer core, end-to-end solutions for the general insurance, property & casualty, life, pension and annuities markets, and business decision management software, globally. We have a track record of over 30 years in delivering superior software solutions to more than 100 financial services organizations. Our team operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including its projected results of operations and the expected timing of increasing the Company’s investments. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to the discussed under the heading "Risk Factors" in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:

Contact: James Carbonara, Regional Vice President Hayden IR Office: (646)-755-7412 e-Mail: James@haydenir.com	Moshe Shamir, VP Marketing Sapiens International Tel: +972-3-6250951 e-Mail: moshe.shamir@sapiens.com

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended
	March 31,
	2013	2012
	(unaudited)	(unaudited)

Revenue	$31,507	$25,983
Cost of revenue	19,363	15,157

Gross profit	12,144	10,826

Operating Expenses:
Research and development, net	3,224	2,300
Selling, marketing, general and administrative	6,340	6,085
Total operating expenses	9,564	8,385

Operating income	2,580	2,441

Financial income, net	(285)	(61)
Taxes on Income	275	108

Net income	$2,590	$2,394

Attributable to non-controlling interest	$(43)	$5

Net income attributable to Sapiens' shareholders	$2,633	$2,389

Basic earnings per share	$0.07	$0.06

Diluted earnings per share	$0.06	$0.06

Weighted average number of shares outstanding used to compute:

Basic earnings per share	38,767	39,719
Diluted earnings per share	40,643	42,401

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended
	3/31/2013	3/31/2012
GAAP revenue	$31,507	$25,983
Valuation adjustment on acquired deferred revenue and long term contract	-	148
Non-GAAP revenue	$31,507	$26,131

GAAP gross profit	$12,144	$10,826
Revenue adjustment	-	148
Amortization of capitalized software	1,124	834
Amortization of other intangible assets	217	214
Non-GAAP gross profit	$13,485	$12,022

GAAP operating income	$2,580	$2,441
Gross profit adjustments	1,341	1,196
Capitalization of software development	(1,108)	(980)
Amortization of other intangible assets	328	501
Stock-based compensation	214	150
Non-GAAP operating income	$3,355	$3,308

GAAP net income attributable to Sapiens' shareholders	$2,633	$2,389
Operating income adjustments	775	867
Other Adjustments	(36)	(44)
Non-GAAP net income attributable to Sapiens' shareholders	$3,372	$3,212

Non-GAAP basic earnings per share	$0.09	$0.08

Non-GAAP diluted earnings per share	$0.08	$0.08

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2013	2012
	(unaudited)	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$25,585	$29,050
Restricted cash	878	536
Trade receivables, net	21,551	16,299
Other receivables and prepaid expenses	2,975	1,785
Deferred Taxes	2,349	2,750

Total current assets	53,338	50,420

LONG-TERM ASSETS:
Property and equipment, net	2,689	2,243
Severance pay fund	10,764	10,306
Other intangible assets, net	29,278	29,212
Other long-term assets	2,848	2,316
Goodwill	69,429	68,087

Total long-term assets	115,008	112,164

TOTAL ASSETS	$168,346	$162,584

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$7,353	$4,382
Accrued expenses and other liabilities	20,371	20,014
Deferred revenue	9,487	7,301

Total current liabilities	37,211	31,697

LONG-TERM LIABILITIES:
Other long-term liabilities	800	803
Accrued severance pay	12,168	11,645

Total long-term liabilities	12,968	12,448

EQUITY	118,167	118,439

TOTAL LIABILITIES AND EQUITY	$168,346	$162,584